OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: BARCLAYS PLC, ADMINISTRATIVE PROCEEDING FILE NO 3-19537

MATTER DETAIL: ON SEPTEMBER 27, 2019, BARCLAYS PLC ENTERED INTO A SETTLEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") UNDER WHICH BARCLAYS PLC CONSENTED TO THE ENTRY OF AN ORDER (THE "ORDER") FINDING VIOLATIONS OF SECTIONS 13(B)(2)(B) AND 13(A)(2)(A) OF THE SECURITIES EXCHANGE ACT OF 1934. THE ORDER FINDS THAT FROM 2009 TO 2013, BARCLAYS VIOLATED BOOKS AND RECORDS AND INTERNAL ACCOUNTING CONTROLS PROVISIONS OF THE FOREIGN CORRUPT PRACTICES ACT RELATED TO THE PROVISION OF EMPLOYMENT OPPORTUNITIES TO THE RELATIVES AND FRIENDS OF CERTAIN FOREIGN GOVERNMENT OFFICIALS AND EXECUTIVES OF BARCLAYS' NON-GOVERNMENT CLIENTS IN THE ASIA PACIFIC REGION. THE ORDER REQUIRED BARCLAYS PLC TO CEASE AND DESIST FROM COMMITTING OR CAUSING ANY VIOLATIONS AND ANY FUTURE VIOLATIONS OF EXCHANGE ACT SECTIONS 13(B)(2)(A) AND 13(B)(2)(B). IN ADDITION, THE ORDER REQUIRES THAT BARCLAYS PLC PAY DISGORGEMENT OF $3,824,868, PREJUDGMENT INTEREST OF $984,040, AND A CIVIL MONEY PENALTY IN THE AMOUNT OF $1,500,000. SOLELY FOR THE PURPOSE OF SETTLING THESE PROCEEDINGS, BARCLAYS PLC ENTERED INTO THE ORDER WITHOUT ADMITTING OR DENYING THE FINDINGS REFERRED TO IN THE ORDER.

FILED BY: HUMAYUNA1

FILED ON: 10/16/2019 12:42:49 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant

or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

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